As filed with the Securities and Exchange Commission on April 9, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
For the month of April 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...   Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......   No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A...

Exhibits

1. World Cup on TV3 and Viasat

2. Expansion of Teletext Operations in Spain

3. MTG Radio achieves record listening figures

4. New Reality TV format sold to Russia and France

Exhibit 1

WORLD CUP ON TV3 AND VIASAT

Modern Times Group MTG AB, the international media group, today announced that Viasat Broadcasting has signed an agreement with the Swedish Handball Association and acquired the rights to broadcast the 2002 and 2004 Handball World Cup tournaments. TV3 will broadcast the matches live in Sweden and Denmark, as well as offering additional channels and services to the 550,000 premium subscribers who have access to Viasat's digital platform.

The World Cup is being arranged for the ninth time in November this year and is one of the world's leading handball championships. Eight of the world's leading mens' teams will participate in this year's tournament, including the reigning European champions Sweden, as well as Denmark, France, Russia and Germany, the runners up in the last final.

TV3 will broadcast all of Sweden's and Denmark's games live, as well as the semi-finals and the final. A number of extra channels and services will be offered on Viasat's digital platform, including a dedicated match highlight channel, 'player cam' (tracking the performance of individual players), statistics and competitions.

Hans-Holger Albrecht, President and CEO of MTG, commented: "MTG and Viasat consistently offer viewers the best TV entertainment possible. Viasat provides strong coverage of domestic and international sports events and the extremely popular Handball World Cup will further strengthen this offering."

"Swedish Handball is very happy to now have a long term cooperation with Viasat, and we see this as the beginning of a deeper partnership on a Nordic basis," said Christer Thelin, CEO of the Swedish Handball Association.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:

Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has six business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries, and the new media businesses - teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

Exhibit 2

MTG
MODERN TIMES GROUP

FOR IMMEDIATE RELEASE 8 April 2002

EXPANSION OF TELETEXT OPERATIONS IN SPAIN

Modern Times Group MTG AB, the international media group, announced that its Everytext teletext operation today launched teletext services in Spain on eight local TV stations. These eight broadcasters have a combined reach of 7.3 million people. Everytext already provides all the teletext content and services for Telecinco, Spain's largest commercial national TV broadcaster with a reach of 40 million, and TeleMadrid, the largest TV station in Spain's capital city with a reach of 6 million. Everytext derives its revenues from selling advertising on the teletext pages that it creates.

Everytext is the leading supplier of teletext services, advertising sales and content to broadcasters in Spain. The company's sales grew by 41% and it reported an 43% operating margin in 2001. The Spanish advertising market is the fifth largest in Europe.

Hans-Holger Albrecht, President and CEO of MTG, commented: "These agreements strengthen our position on the Iberian peninsula. Teletext has increased its market share in the depressed advertising markets of 2001, as it provides an extremely cost-efficient and still high visibility medium for advertisers to reach their target audiences."

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has six business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries, and the new media businesses – teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

Exhibit 3

MTG
MODERN TIMES GROUP

FOR IMMEDIATE RELEASE 5 April 2002

MTG RADIO ACHIEVES RECORD LISTENING FIGURES

Modern Times Group MTG AB, the international media group, today announced that MTG Radio has set new records with its latest listening figures, according to the most recent quarterly survey by Swedish research company RUAB. The number of people listening to RIX FM has increased by 7%, and listener numbers for Lugna Favoriter and Power Hit Radio are up 12% and 4% respectively. The highly successful RIX Morronzoo morning show reaches an unprecedented 446,000 listeners, representing a commercial share of listening of nearly 30% every morning.

RIX FM has confirmed its position as Sweden's leading commercial radio network with 781,000 daily listeners. This is RIX FM's best result ever, and means that, on an average day, 10.3% of the entire Swedish population tune in to RIX FM.

Lugna Favoriter, with 153,000 daily listeners, is now bigger than P3, the public service channel, and has become the largest commercial radio station in Stockholm. Power Hit Radio increased its number of daily listeners to 124,000 and is now the second largest commercial radio station in Stockholm.

Hans-Holger Albrecht, President and CEO of MTG, commented: "The results of this survey once again demonstrate our unique reach in Sweden. MTG Radio's sales corporation, Airtime, has a larger aggregated number of listeners than any of our competitors and consequently offers advertisers unrivalled advertising packages."

MTG Radio also operates the 'Star FM' stations in Estonia and Latvia and holds stakes in 'P4 Radio Hele Norge' and 'RadioNova', which are the only national commercial radio operators in Norway and Finland respectively.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:

Hans-Holger Albrecht, President & CEO	tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations	tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has six business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries, and the new media businesses – teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

MODERN TIMES GROUP MTG AB
Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden
Tel. +46 8 562 000 50 Fax. +46 8 20 50 74 (Publ) Registration No. 556309-9158
www.mtg.se

Exhibit 4

MTG
MODERN TIMES GROUP

FOR IMMEDIATE RELEASE 3 April 2002

NEW REALITY-TV FORMAT SOLD TO RUSSIA AND FRANCE

Modern Times Group MTG AB, the International media group, today announced that Strix Television has sold licenses for its latest successful reality TV format "Harem" in the Russian and the French market

Licenses to produce and broadcast the format have been sold to CTC in Russia and Endemol in France. CTC is the second largest commercial TV network in Russia and reaches 75 million people. Endemol is one of Europe's leading TV Production companies.

Harem was aired in Sweden, Denmark and Norway during the second half of 2001 and achieved high ratings, with over 20% of Swedish viewers watching the final episode actually voting for their favourite female participant – the Queen of the Harem.

The Finnish TV company, Nelonen, has also acquired the right to broadcast Harem in Finland, and the programme is expected to run this spring. The format has previously been optioned to Hollywood-based Jonathan Goodson Productions and Paramount Domestic Television for the US market.

Hans-Holger Albrecht, President and CEO of MTG, commented: "Strix has now sold licenses and options to its formats to broadcasters in 33 countries. These agreements demonstrate the continuing popularity of reality TV-formats and the strength of Strix's portfolio and innovative pipeline of new formats"

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has six business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries, and the new media businesses – teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

MODERN TIMES GROUP MTG AB
Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden
Tel. +46 8 562 000 50 Fax. +46 8 20 50 74 (Publ) Registration No. 556309-9158
www.mtg.se

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: [signature]
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: April 9, 2002